Dechert LLP

1775 I Street, N.W.

Washington DC 20006

202-261-3000

March 24, 2009

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form N-14 for Forward Funds on behalf of its series Forward Real Estate Fund (formerly Forward Progressive Real Estate Fund), Forward Strategic Realty Fund, Forward International Real Estate Fund, Forward Global Infrastructure Fund and Forward Select Income Fund (the “Forward Funds”).

(File Number: 811-06722)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 under the Securities Act of 1933, as amended for Forward Funds. This Form N-14 is being filed in connection with reorganizations in which Forward Funds will assume all of the assets and liabilities of the series of the Kensington Funds listed opposite their name:

Kensington Funds	Forward Funds
Kensington Real Estate Securities Fund	Forward Real Estate Fund
Kensington Strategic Realty Fund	Forward Strategic Realty Fund
Kensington International Real Estate Fund and Kensington Global Real Estate Fund	Forward International Real Estate Fund
Kensington Global Infrastructure Fund	Forward Global Infrastructure Fund
Kensington Select Income Fund	Forward Select Income Fund

No fees are required in connection with this filing. Should you have any questions feel free to contact the undersigned at 202.261.3305.

Very truly yours,

/s/ Douglas P. Dick
Douglas P. Dick

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